UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number 333-197114

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

First Bancorp Employees’ 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Bancorp
300 SW Broad Street
Southern Pines, NC 28387

First Bancorp Employees’ 401(k) Savings Plan
INDEX

Page

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022	4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2023	5

Notes to the Financial Statements	6

Supplemental Schedule*:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

Signature	13

Exhibit Index	14

* All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
First Bancorp Employees’ 401(k) Savings Plan
Southern Pines, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the First Bancorp Employees’ 401(k) Savings Plan (the “Plan”) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2020.

Raleigh, North Carolina

June 28, 2024

First Bancorp Employees' 401(k) Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2023 and 2022

	2023	2022

Assets
Investments, at fair value	$134,736,633	$105,601,998
Investments, at contract value	977,943	—

Notes receivable from participants	2,713,230	2,296,890
Total assets	138,427,806	107,898,888

Net assets available for benefits	$138,427,806	$107,898,888

See Accompanying Notes to Financial Statements

First Bancorp Employees' 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2023

Changes in net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$12,938,442
Dividends and interest	3,661,914
Total investment income	16,600,356

Interest income on notes receivable from participants	148,751

Contributions:
Participant	8,286,195
Employer	6,261,978
Rollover	2,569,307
Total contributions	17,117,480

Deductions:
Benefits paid to participants	17,168,922
Administrative expenses	106,052
Total deductions	17,274,974

Net increase before transfer	16,591,613

Transfer from GrandSouth Bancorporation acquisition (See Note 9)	13,937,305

Net assets available for benefits, beginning of year	107,898,888
Net assets available for benefits, end of year	$138,427,806

See Accompanying Notes to Financial Statements

First Bancorp Employees’ 401(k) Savings Plan
Notes to the Financial Statements

Note 1.    Description of the Plan
The following description of the First Bancorp Employees’ 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General:
The Plan is a defined contribution plan covering all employees of First Bancorp (the “Company”, “Plan Sponsor”, or “Employer”), who are age 21 or older except union and part time employees with less than 1,000 hours of service, beginning on the employment commencement date. First Bank, a wholly owned subsidiary of the Company, serves as the Plan administrator. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Trustee and Recordkeeper:
The trustee and recordkeeper of the Plan is Fidelity Management Trust Company ("Fidelity").
Contributions:
Employees electing participation in the Plan may contribute up to the annual Internal Revenue Service (“IRS”) deferral limit, pursuant to a salary reduction agreement. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant.
The Plan allows for Roth elective deferrals. The Roth deferrals are included in a participant’s ordinary taxable income and are maintained in a separate account from pre-tax deferrals. Earnings on a participant’s Roth account accumulate on a tax-free basis. Plan participants may elect all pre-tax, all Roth, or a combination of elective deferrals each pay period. In addition, the Plan accepts direct rollovers from other Roth 401(k) accounts. Upon hardship withdrawals, an employee’s Roth account is distributed last.
The Company has elected a safe harbor match and contributes 100% of the first 6% of participant deferrals. Employer safe harbor matching contributions totaled approximately $6.3 million in 2023. The Company may make additional discretionary contributions to the Plan to be allocated amongst participants. The Company made no discretionary contributions for the 2023 Plan year. Employer contributions are invested according to the same investment elections each participant has established for their deferral contributions. Contributions are subject to certain IRS limitations.
At year end, the Plan performs a true-up calculation of the employer matching contribution for all participants and makes any necessary additional matching contributions. True-up contributions received in 2023 totaled $261,664.
Participant accounts:
Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions and Company matching contributions, as well as allocations of the Company’s discretionary contributions and net Plan earnings or losses. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the amount in the participant's vested account.
Vesting:
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion and discretionary contribution portion of their accounts is also immediate.

Notes receivable from participants:
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Only one loan may be outstanding at one time. The highest outstanding balance for prior loans plus any new loans may not exceed $50,000 in a 12-month period. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with the prime rate plus 1.00%, as fixed at inception of the loan. Principal and interest are paid ratably through bi-weekly payroll deductions.
Loans transferred in from the GrandSouth Bank 401(k) Plan may have different loan provisions, which were grandfathered into the Plan at the time of transfer. Refer to Note 9 for additional discussion of the GrandSouth Bancorporation ("GrandSouth") acquisition.
Payment of benefits:
On termination of service, a participant may elect to receive an amount equal to the value of the participant’s interest in his or her account in either a lump sum, other installment options as provided by the Plan, or may be kept in the Plan. If a participant’s account is less than $5,000, the participant will receive a lump‑sum distribution as soon as practical following termination. Any distribution greater than $1,000 and less than $5,000 that is made to the participant without the participant’s consent before the participant’s normal retirement age will be rolled over to an individual retirement plan designated by the Plan Administrator. Hardship distributions are permitted upon demonstration of financial hardship. All balances are available for distribution after the participant reaches the age of 59 ½. In the event of the death of a participant, the total account shall be paid to the participant’s beneficiary.
Forfeited accounts:
Forfeited accounts are used to reduce future employer contributions or pay administrative expenses. At December 31, 2023 and 2022, the balance in the forfeited accounts were not material to the Plan's financial statements. During 2023, no forfeited account balances were used by the Plan to offset employer contributions.
Note 2.    Summary of Significant Accounting Policies
Basis of accounting:
The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Investment valuation and income recognition:
The Plan's investments are reported at fair value with the exception of fully benefit-responsive contracts. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s management determines the Plan’s valuation policies utilizing information provided by the investment advisors. See Note 3 for discussion of fair value measurements.
The Plan’s fully benefit-responsive investment contracts (Note 4) are valued at contract value.
The Revenue Credit Program provides income in situations where recordkeeping revenue earned in connection with plan services exceeds agreed-upon compensation. Fidelity will deposit any excess revenue, regardless of source, in a plan-level suspense account (i.e. Revenue Credit Account) in the Plan. The Plan Administrator can then direct Fidelity to pay qualified plan-level expenses or allocate unused credit to eligible participants via funds from the Revenue Credit Account. At December 31, 2023 and 2022, the balance in Revenue Credit Accounts were not material to the Plan. The Plan did not utilize any credits during 2023.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants:
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Payment of benefits:
Benefit payments are recorded when paid.
Expenses:
All reasonable expenses of administering the Plan are either charged to participants and paid out of the Plan or paid by the Company. Expenses paid by the Company are not included in the Plan’s financial statements. Fees related to participant requested transactions are charged to the participant’s account. All other administrative fees are charged on a pro-rata basis based upon account balances of participants. Investment related expenses reduce the reported amount of net appreciation in the fair value of investments on the Statement of Changes in Net Assets Available for Benefits.
Note 3.    Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:
Level 1:    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2:     Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3:    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023 and 2022.
Money market fund: Valued at net asset value (“NAV”) of $1 per share. The money market fund is invested in the Fidelity Government Money Market Fund. The Plan invests in the money market fund to provide daily liquidity.
Common collective trust fund: Valued at NAV. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. This investment is a direct filing entity.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
The following table sets forth by level, within the fair value hierarchy, the Plan’s fair value measurements as of December 31, 2023 and 2022.

	December 31, 2023
	Level 1	Level 2	Level 3	Total

Money market fund	$—	$3,405,694	$—	$3,405,694
Mutual funds	111,270,555	—	—	111,270,555
Common stock	13,050,412	—	—	13,050,412
Total assets included in the fair value hierarchy	$124,320,967	$3,405,694	$—	127,726,661
Investments measured at NAV (a)				7,009,972
Total investments at fair value				$134,736,633

	December 31, 2022
	Level 1	Level 2	Level 3	Total

Money market fund	$—	$1,695,885	$—	$1,695,885
Mutual funds	80,012,910	—	—	80,012,910
Common stock	15,110,646	—	—	15,110,646
Total assets included in the fair value hierarchy	$95,123,556	$1,695,885	$—	96,819,441
Investments measured at NAV (a)				8,782,557
Total investments at fair value				$105,601,998

(a)Investments reported at NAV as a practical expedient to estimate fair value include a common collective trust fund. The investment has not been classified in the fair value hierarchy. The fair value amounts presented in the above tables are intended to permit reconciliation of the fair value hierarchy to investments at fair value presented in the Statements of Net Assets Available for Benefits.
The following table for December 31, 2023 and 2022 sets forth a summary of the Plan's investments reported at NAV as a practical expedient to estimate fair value:

	December 31, 2023
Investment	Fair Value	Unfunded commitment	Redemption frequency	Redemption notice period
Common collective trust fund	$7,009,972	$—	(b)	(b)

	December 31, 2022
Investment	Fair Value	Unfunded commitment	Redemption frequency	Redemption notice period
Common collective trust fund	$8,782,557	$—	(b)	(b)
(b)The NAV of the common collective trust fund (the “Fund”) is determined each business day (valuation date) by the fund trustee. Contributions to the Fund may be made daily at the current NAV and are considered as made immediately after the daily valuation. Withdrawals from the Fund for benefit payments and participant transfers to noncompeting options to be paid to plan participants shall be made within 30 days after written notification has been received and are considered as made immediately after the next valuation date subsequent to the fund trustee's approval. Withdrawals, other than for benefit payments and participant transfers to noncompeting options, require a twelve month advance written notice. Included in this advance written notice requirement are full or partial withdrawals of assets invested in the Fund resulting from plan sponsor directed actions.
Note 4.    Fully Benefit-responsive Investment Contracts
The Plan holds an investment contract that comprises a traditional investment contract. This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. The following represents the contract value of the investment contract held by the Plan.

	December 31,
	2023	2022
Key Guaranteed Portfolio Fund	$977,943	$—
The guaranteed portfolio option held by the Plan is a guaranteed investment contract. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers, but it may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting.
The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.
Note 5.    Related Party and Party-In-Interest Transactions
Certain Plan investments are managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions and any revenue credits received qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. The Plan made direct payments to the third party administrator totaling $106,052 in 2023 which were not covered by revenue sharing. The Company pays directly any other fees related to the Plan’s operations.
Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.
Investments in First Bancorp common stock represent investment in shares of common stock of the Company, which is the Plan Sponsor. As of December 31, 2023, the Plan held 352,563 shares of First Bancorp common stock with a cost basis of $9,320,371. As of December 31, 2022, the Plan held 352,689 shares of First Bancorp common stock with a cost basis of $9,054,940.
Participants may borrow from their fund accounts and these loans are considered party-in-interest transactions.
Note 6.    Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.
Note 7.    Tax Status
Effective April 25, 2022, the Plan was restated under the Fidelity Pre-Approved Plan Document. Fidelity has received an advisory letter from the IRS dated June 30, 2020 which states the form of the Fidelity Pre-Approved Plan is acceptable under Section 401 of the Internal Revenue Code ("IRC"). Up until April 25, 2022, the Plan was established under the Fidelity Volume Submitter Plan Document. Fidelity has received an advisory letter from the IRS dated March 31, 2014 which states that the form of the Fidelity Volume Submitter Plan is acceptable under Section 401 of the IRC. Although the Plan has been amended since the date of the IRS advisory letters, Plan management believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the IRC.

GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the related taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 8.    Risks and Uncertainties
Concentration of market risk:
The Plan invests certain Plan assets in the Company’s common stock. These investments comprised approximately 9.4% and 14.0% of Plan net assets at December 31, 2023 and 2022, respectively. It is reasonably possible that a decline in the value of the Company’s common stock could occur and that such a change could severely impact participant account balances and the amounts reported on the Statements of Net Assets Available for Benefits. At December 31, 2023 and 2022, the Plan held Company stock valued at $13,050,412 and $15,110,646, respectively.
Other risks:
The Plan invests in various investment securities which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, including investments in excess of 10% of Plan net assets, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Note 9.    GrandSouth Bank 401(k) Plan Transfer
In conjunction with the Company's acquisition of GrandSouth effective January 1, 2023, the Plan was amended in May 2023 to provide for the merger of the GrandSouth 401(k) Plan into the Plan. Net assets of approximately $13.9 million, including loan balances, were transferred to the Plan in 2023.
Note 10.     Subsequent Events
The Plan has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued. Except as disclosed below, there were no events that require adjustment to or disclosure in the financial statements of the Plan.
Effective January 1, 2024, the Company amended the plan such that the safe harbor match is 100% of the first 4% of participant deferrals into the Plan.

First Bancorp Employees' 401(k) Savings Plan EIN; 56-1421916, Plan No. 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2023

(a)	(b)	(c)			(d)	(e)
	Identity of issue,	Description of investment including
	borrower, lessor,	maturity date, rate of interest				Current
	or similar party	collateral, par or maturity value			Cost	value
	Money Market Fund
*	Fidelity	Government Money Market Fund	3,405,693.9100	units	**	$3,405,694

	Common Collective Trust Fund
	Principal Global Investors Trust Company	Morley Stable Value Fund	243,825.1230	units	**	7,009,972

	Mutual Funds
	GQG	Emerging Markets Equity Fund	90,876.4800	shares	**	1,439,480
	Dodge & Cox	Income Fund	129,297.5750	shares	**	2,083,498
*	Fidelity	500 Index Fund	45,876.8950	shares	**	8,875,111
*	Fidelity	Mid-Cap Index Fund	100,069.9870	shares	**	2,723,341
*	Fidelity	Small Cap Index Fund	92,216.6510	shares	**	2,530,090
*	Fidelity	Global ex U.S. Index Fund	38,651.2950	shares	**	641,461
*	Fidelity	U.S. Bond Index Fund	301,812.6100	shares	**	3,476,900
*	Fidelity	Freedom Index Income Fund	2,455.1700	shares	**	196,928
*	Fidelity	Freedom Index Fund 2015	22,032.1290	shares	**	712,354
*	Fidelity	Freedom Index Fund 2020	125,576.9040	shares	**	1,985,819
*	Fidelity	Freedom Index Fund 2025	242,174.1660	shares	**	5,522,514
*	Fidelity	Freedom Index Fund 2030	192,430.4380	shares	**	5,418,882
*	Fidelity	Freedom Index Fund 2035	261,537.2060	shares	**	6,595,942
*	Fidelity	Freedom Index Fund 2040	231,276.0990	shares	**	8,135,765
*	Fidelity	Freedom Index Fund 2045	213,512.5560	shares	**	7,956,829
*	Fidelity	Freedom Index Fund 2050	175,876.5550	shares	**	5,241,958
*	Fidelity	Freedom Index Fund 2055	48,760.1180	shares	**	1,325,468
*	Fidelity	Freedom Index Fund 2060	36,785.1070	shares	**	1,069,063
*	Fidelity	Freedom Index Fund 2065	22,109.9530	shares	**	452,528
*	Fidelity	Blue Chip Growth K6 Fund	600,043.3820	shares	**	16,105,164
	Hartford	Mid-Cap R6 Fund	167,846.8390	shares	**	3,975,401
	T. Rowe Price	Overseas Stock Fund I	279,452.2870	shares	**	3,850,794
	Carillon Family of Funds	Mid Cap Growth Fund Class R5	77,505.6450	shares	**	5,926,082
	Vanguard	Equity-Income Admiral Fund	97,142.3880	shares	**	8,134,293
	Vanguard	Wellington Admiral Fund	78,750.1430	shares	**	6,141,452
	Principal	Small Cap Growth	23,185.0620	shares	**	753,438
						111,270,555

	Fixed Annuity
*	Empower	Key Guaranteed Portfolio Fund	977,942.6800	shares	**	977,943

	Common Stock
*	First Bancorp	Common Stock	352,563.4220	shares	**	13,050,412

*	Notes receivable from participants	All interest rates are currently at 4.25% - 9.50%			N/A	2,713,230
						$138,427,806

*	Denotes a party-in-interest to the Plan
**	Cost information omitted due to participant-directed funds

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

First Bancorp Employees’ 401(k) Savings Plan

                            By:     /s/ Brent Hicks
                                Brent Hicks
                                Chief Accounting Officer
                                on Behalf of the Plan Administrator

                            Date:    June 28, 2024

EXHIBIT INDEX

Exhibit Number	Document
Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - BDO USA, P.C.